787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

October 2, 2009

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Focused Series, Inc.
Registration Statement on Form N-14 Filed on October 1, 2009 (the “Registration
Statement”) Securities Act File No. 333-161695

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations on October 2, 2009 with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the Focused Growth and Income Portfolio, a series of the Registrant, of all of the assets and liabilities of each of the SunAmerica Growth and Income Fund (the “Growth and Income Fund”) and the SunAmerica Balanced Assets Fund (the “Balanced Assets Fund”), each a series of SunAmerica Equity Funds, in exchange for Class A, Class B, Class C and Class I shares of the Focused Growth and Income Portfolio (each, a “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. In addition, the changed pages to the Registration Statement reflecting the responses to the Staff’s comments are attached hereto as an Exhibit.

Comment No. 1: Please include disclosure regarding the ability of SAAMCo to recoup previously waived expenses of the Focused Growth and Income Portfolio in the Q&A section.

Response: In response to your comment, the Registrant has added the following disclosure to Q&A No. 9:

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

October 2, 2009

“In connection with the proposed Reorganizations and in light of the fact that the combined fund will not be subadvised, SAAMCo has proposed, and the Board of Directors of the Corporation has approved, a reduction in the Focused Growth and Income Portfolio’s management fee, effective upon the closing date of the Reorganizations. SAAMCo has contractually agreed to waive fees and/or reimburse expenses for the Focused Growth and Income Portfolio in the amounts as described in the footnotes to the Fee Tables in the Combined Prospectus/Proxy Statement. SAAMCo also may voluntarily waive or reimburse additional amounts to increase the investment return to the Focused Growth and Income Portfolio’s investors. Further, any waivers or reimbursements made by SAAMCo with respect to the Focused Growth and Income Portfolio are subject to recoupment from the Focused Growth and Income Portfolio within the following two years, provided that the Fund is able to effect such payment to SAAMCo and remain in compliance with the foregoing expense limitations. The proposed reduction in the management fee will increase the likelihood that SAAMCo will be able to recoup amounts that were previously waived and/or reimbursed, and SAAMCo anticipates being able to recoup such amounts, since the gross expense ratio of the Focused Growth and Income Portfolio will be lower as a result of the lower management fee.”

Comment No. 2: Please explain why the actual expenses shown for Class I shares of the Focused Growth and Income Portfolio under the various Fee Tables are different.

Response: Class I of the Focused Growth and Income Portfolio is a newly-created class of shares that is only being offered in connection with the Reorganizations and currently has no assets. Accordingly, the estimated actual expenses for Class I shares that are reflected in both the Focused Growth and Income Portfolio column and the Pro Forma Combined Fund column are based on the level of assets and the class level expenses of the Target Fund(s) shown in each Fee Table as of April 30, 2009, thus leading to the differences among the various Fee Tables. In order to clarify the reason for these differences, the Registrant has revised footnote 8 to each Fee Table to add the following disclosure after the first sentence in the footnote:

“In calculating the estimated amounts, the estimate of the class level expenses of the Class I shares of the Focused Growth and Income Portfolio was based on the level of assets and class level expenses of the Class I shares of the [Growth and Income Fund][Balanced Assets Fund][Growth and Income Fund and Balanced Assets Fund], as of the period ended April 30, 2009.”

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim O’Connor, Esq.

October 2, 2009

Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,

/s/Jack D. Cohen

Jack D. Cohen

Enclosure

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Growth and Income Portfolio acquired by you in the Reorganization relating to your Target Fund will be measured from the earlier of the time (i) you purchased your Target Fund shares or (ii) you purchased your shares of any other fund advised by SAAMCo and subsequently exchanged them for shares of the Target Fund.

Q:	How do operating expenses paid by the Focused Growth and Income Portfolio compare to those payable by each Target Fund?

A:	Following the Reorganizations, the Focused Growth and Income Portfolio’s gross and net projected operating expenses are expected to be below those of each Target Fund, except that the Focused Growth and Income Portfolio’s net projected operating expenses for Class I shares are expected to be the same as the Growth and Income Fund’s net operating expenses for Class I shares. In connection with the proposed Reorganizations and in light of the fact that the combined fund will not be subadvised, SAAMCo has proposed, and the Board of Directors of the Corporation has approved, a reduction in the Focused Growth and Income Portfolio’s management fee, effective upon the closing date of the Reorganizations. SAAMCo has contractually agreed to waive fees and/or reimburse expenses for the Focused Growth and Income Portfolio in the amounts as described in the footnotes to the Fee Tables in the Combined Prospectus/Proxy Statement. SAAMCo also may voluntarily waive or reimburse additional amounts to increase the investment return to the Focused Growth and Income Portfolio’s investors. Further, any waivers or reimbursements made by SAAMCo with respect to the Focused Growth and Income Portfolio are subject to recoupment from the Focused Growth and Income Portfolio within the following two years, provided that the Fund is able to effect such payment to SAAMCo and remain in compliance with the foregoing expense limitations. The proposed reduction in the management fee will increase the likelihood that SAAMCo will be able to recoup amounts that were previously waived and/or reimbursed, and SAAMCo anticipates being able to recoup such amounts, since the gross expense ratio of the Focused Growth and Income Portfolio will be lower as a result of the lower management fee.

Q:	What will I have to do to open an account in the Focused Growth and Income Portfolio? What happens to my account if the Reorganization is approved?

A:	If the Reorganization relating to your Target Fund is approved, an account will be set up in your name and your shares automatically will be converted into shares of the Focused Growth and Income Portfolio. We will send you written confirmation that this change has taken place. You will receive the same class of shares of the Focused Growth and Income Portfolio as you currently hold of your Target Fund. The aggregate net asset value of the shares you receive in the Reorganization relating to your Target Fund will be equal to the aggregate net asset value of the shares you own immediately prior to the Reorganization. No certificates for shares will be issued in connection with a Reorganization. If you currently hold certificates representing your Target Fund shares, it is not necessary to surrender such certificates.

Q:	I have received other proxy statements from other funds in the SunAmerica complex. Is this a duplicate proxy statement and do I have to vote again?

A:	This is not a duplicate proxy statement. You are being asked to vote separately for each fund in which you own shares.

Q:	What happens if the Reorganization is not approved?

A:	If a Reorganization is not approved by shareholders of the relevant Target Fund, the Board of Trustees may consider other alternatives.

(6)	Pursuant to an Expense Limitation Agreement, SAAMCo is contractually obligated to waive its fees and/or reimburse expenses to the extent that the Total Annual Fund Operating Expenses exceed 1.32% for Class I shares of the Growth and Income Fund and 1.72% for Class A shares, 2.37% for Class B shares, 2.37% for Class C shares and 1.32% for Class I shares of the Focused Growth and Income Portfolio and the Pro Forma Combined Fund. For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. These fee waivers and expense reimbursements will continue indefinitely, subject to the termination by the Board of Directors, including a majority of the Independent Directors.
(7)	Any waivers or reimbursements made by SAAMCo with respect to the Fund are subject to recoupment from the Fund within the following two years, provided that the Fund is able to effect such payment to SAAMCo and remain in compliance with the foregoing expense limitations.
(8)	Other expenses for Class I of the Focused Growth and Income Portfolio are based on estimated amounts for the 12-month period ended April 30, 2009 since Class I shares are only being offered in connection with the Reorganizations and as of April 30, 2009, no Class I shares had been issued. In calculating the estimated amounts, the estimate of the class level expenses of the Class I shares of the Focused Growth and Income Portfolio was based on the level of assets and class level expenses of the Class I shares of the Growth and Income Fund, as of the period ended April 30, 2009. Actual expenses may be different.
(9)	SAAMCo is voluntarily waiving fees and/or reimbursing expenses so that the total net expense ratio for Class A, Class B and Class C shares of the Growth and Income Fund does not exceed 1.80%, 2.45% and 2.45%, respectively. The voluntary fee waivers and/or expense reimbursements may be terminated at any time at the option of SAAMCo.
(10)	Class I shares are offered exclusively to participants in certain employee retirement plans and other programs.

Balanced Assets Fund and Focused Growth and Income Portfolio

	Actual						Actual
	Balanced Assets Fund		Focused Growth and Income Portfolio		Pro Forma Combined Fund*		Balanced Assets Fund		Focused Growth and Income Portfolio		Pro Forma Combined Fund*
	Class A		Class A		Class A		Class B		Class B		Class B
Shareholder Fees (fees paid directly from a shareholder’s investment):
Maximum Sales Charge (Load) imposed on purchases (as a percentage of offering price)(1)	5.75%		5.75%		5.75%		None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the amount redeemed or original purchase cost)(2)	None		None		None		4.00%		4.00%		4.00%
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None		None		None		None
Redemption Fee(3)	None		None		None		None		None		None
Exchange Fee	None		None		None		None		None		None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):
Management Fees	0.75%		1.00%		0.75%		0.75%		1.00%		0.75%
Distribution and/or Service (12b-1) Fees(4)	0.35%		0.35%		0.35%		1.00%		1.00%		1.00%
Other Expenses	0.58%		0.38%		0.37%		0.68%		0.45%		0.42%

Total Annual Fund Operating Expenses	1.68%		1.73%		1.47%		2.43%		2.45%		2.17%

Fee Waiver and Expense Reimbursements (Recoupment)	—		0.02	%(7)	(0.01	)%(7)	—		0.08	%(7)	(0.06	)%(7)
Net Total Annual Fund Operating Expenses	1.68	%(5)(9)	1.71	%(5)(6)	1.48	%(5)(6)	2.43	%(5)(9)	2.37	%(5)(6)	2.23	%(5)(6)

Footnotes begin on the next page.

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Assets Fund and 1.72% for Class A shares, 2.37% for Class B shares, 2.37% for Class C shares and 1.32% for Class I shares of the Focused Growth and Income Portfolio and the Pro Forma Combined Fund. For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. These fee waivers and expense reimbursements will continue indefinitely, subject to the termination by the Board of Directors, including a majority of the Independent Directors.

(7)	Any waivers or reimbursements made by SAAMCo with respect to the Fund are subject to recoupment from the Fund within the following two years, provided that the Fund is able to effect such payment to SAAMCo and remain in compliance with the foregoing expense limitations.
(8)	Other expenses for Class I of the Focused Growth and Income Portfolio are based on estimated amounts for the 12-month period ended April 30, 2009 since Class I shares are only being offered in connection with the Reorganizations and as of April 30, 2009, no Class I shares had been issued. In calculating the estimated amounts, the estimate of the class level expenses of the Class I shares of the Focused Growth and Income Portfolio was based on the level of assets and class level expenses of the Class I shares of the Balanced Assets Fund, as of the period ended April 30, 2009. Actual expenses may be different.
(9)	SAAMCo is voluntarily waiving fees and/or reimbursing expenses so that the total net expense ratio for Class A, Class B and Class C shares of the Balanced Assets Fund does not exceed 1.80%, 2.45% and 2.45%, respectively. The voluntary fee waivers and/or expense reimbursements may be terminated at any time at the option of SAAMCo.
(10)	Class I shares are offered exclusively to participants in certain employee retirement plans and other programs.

Growth and Income Fund, Balanced Assets Fund and Focused Growth and Income Portfolio

	Actual								Actual
	Growth and Income Fund		Balanced Assets Fund		Focused Growth and Income Portfolio		Pro Forma Combined Fund*		Growth and Income Fund		Balanced Assets Fund		Focused Growth and Income Portfolio		Pro Forma Combined Fund*
	Class A		Class A		Class A		Class A		Class B		Class B		Class B		Class B
Shareholder Fees (fees paid directly from a shareholder’s investment):
Maximum Sales Charge (Load) imposed on purchases (as a percentage of offering price)(1)	5.75%		5.75%		5.75%		5.75%		None		None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the amount redeemed or original purchase cost)(2)	None		None		None		None		4.00%		4.00%		4.00%		4.00%
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None		None		None		None		None		None
Redemption Fee(3)	None		None		None		None		None		None		None		None
Exchange Fee	None		None		None		None		None		None		None		None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):
Management Fees	0.75%		0.75%		1.00%		0.75%		0.75%		0.75%		1.00%		0.75%
Distribution and/or Service (12b-1) Fees(4)	0.35%		0.35%		0.35%		0.35%		1.00%		1.00%		1.00%		1.00%
Other Expenses	0.58%		0.58%		0.38%		0.37%		0.67%		0.68%		0.45%		0.42%

Total Annual Fund Operating Expenses	1.68%		1.68%		1.73%		1.47%		2.42%		2.43%		2.45%		2.17%

Fee Waiver and Expense Reimbursements (Recoupment)	—		—		0.02	%(7)	(0.01	)%(7)	—		—		0.08	%(7)	(0.05	)%(7)
Net Total Annual Fund Operating Expenses	1.68	%(5)(9)	1.68	%(5)(9)	1.71	%(5)(6)	1.48	%(5)(6)	2.42	%(5)(9)	2.43	%(5)(9)	2.37	%(5)(6)	2.22	%(5)(6)

Footnotes begin on the next page.

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	Actual								Actual
	Growth and Income Fund		Balanced Assets Fund		Focused Growth and Income Portfolio		Pro Forma Combined Fund*		Growth and Income Fund		Balanced Assets Fund		Focused Growth and Income Portfolio		Pro Forma Combined Fund*
	Class C		Class C		Class C		Class C		Class I(10)		Class I(10)		Class I(10)		Class I(10)
Shareholder Fees (fees paid directly from a shareholder’s investment):
Maximum Sales Charge (Load) imposed on purchases (as a percentage of offering price)(1)	None		None		None		None		None		None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the amount redeemed or original purchase cost)(2)	1.00%		1.00%		1.00%		1.00%		None		None		None		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None		None		None		None		None		None
Redemption Fee(3)	None		None		None		None		None		None		None		None
Exchange Fee	None		None		None		None		None		None		None		None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):
Management Fees	0.75%		0.75%		1.00%		0.75%		0.75%		0.75%		1.00%		0.75%
Distribution and/or Service (12b-1) Fees(4)	1.00%		1.00%		1.00%		1.00%		None		None		None		None
Other Expenses	0.61%		0.65%		0.41%		0.37%		4.87%		2.59%		1.93	%(8)	1.90	%(8)

Total Annual Fund Operating Expenses	2.36%		2.40%		2.41%		2.13%		5.62%		3.34%		2.93%		2.65%

Fee Waiver and Expense Reimbursements (Recoupment)	—		—		0.04	%(7)	(0.02	)%(7)	4.30%		2.01%		1.61	%(7)	1.33	%(7)
Net Total Annual Fund Operating Expenses	2.36	%(5)(9)	2.40	%(5)(9)	2.37	%(5)(6)	2.15	%(5)(6)	1.32	%(5)(6)	1.33	%(5)(6)	1.32	%(6)	1.32	%(5)(6)

*	Pro Forma Combined Fund assumes the Reorganization of each of the Growth and Income Fund and the Balanced Assets Fund into the Focused Growth and Income Portfolio as of April 30, 2009.
(1)	The front-end sales charge on Class A shares decreases with the size of the purchase to 0% for purchases of $1 million or more.
(2)	Purchases of Class A shares of $1 million or more will be subject to a contingent deferred sales charge (CDSC) on redemptions made within two years of purchase. The CDSC on Class B shares applies only if shares are redeemed within six years of their purchase. The CDSC on Class C shares applies only if shares are redeemed within twelve months of their purchase (for purchases prior to February 20, 2004, the CDSC applies only if shares are redeemed within eighteen months of their purchase). CDSC is calculated as a percentage of amount redeemed or of original purchase cost, whichever is lower.
(3)	A $15.00 fee will be imposed on wire and overnight mail redemptions.
(4)	Because these fees are paid out of a Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges.
(5)	Through directed brokerage arrangements, a portion of the Growth and Income Fund’s, the Balanced Assets Fund’s, the Focused Growth and Income Portfolio’s and the Pro Forma Combined Fund’s expenses have been reduced. “Other Expenses” do not take into account this expense reduction and are therefore higher than the actual expenses of the Fund. Had the expense reductions been taken into account “Net Expenses” for each class would have been 1.66% for Class A shares, 2.40% for Class B shares, 2.34% for Class C shares and 1.30% for Class I shares of the Growth and Income Fund, 1.67% for Class A shares, 2.42% for Class B shares, 2.39% for Class C shares and 1.32% for Class I shares of the Balanced Assets Fund, 1.69% for Class A shares, 2.36% for Class B shares and 2.36% for Class C shares of the Focused Growth and Income Portfolio and 1.47% for Class A shares, 2.21% for Class B shares, 2.14% for Class C shares and 1.31% for Class I shares of the Pro Forma Combined Fund.
(6)	Pursuant to an Expense Limitation Agreement, SAAMCo is contractually obligated to waive its fees and/or reimburse expenses to the extent that the Total Annual Fund Operating Expenses exceed 1.32% for Class I shares of the Growth and Income Fund, 1.33% for Class I shares of the Balanced Assets Fund and 1.72% for Class A shares, 2.37% for Class B shares, 2.37% for Class C shares and 1.32% for Class I shares of the Focused Growth and Income Fund and Pro Forma Combined Fund. For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. These fee waivers and expense reimbursements will continue indefinitely, subject to the termination by the Board of Directors, including a majority of the Independent Directors.
(7)	Any waivers or reimbursements made by SAAMCo with respect to the Fund are subject to recoupment from the Fund within the following two years, provided that the Fund is able to effect such payment to SAAMCo and remain in compliance with the foregoing expense limitations.
(8)	Other expenses for Class I of the Focused Growth and Income Portfolio are based on estimated amounts for the 12-month period ended April 30, 2009 since Class I shares are only being offered in connection with the Reorganizations and as of April 30, 2009, no Class I shares had been issued. In calculating the estimated amounts, the estimate of the class level expenses of the Class I shares of the Focused Growth and Income Portfolio was based on the level of assets and class level expenses of the Class I shares of the Growth and Income Fund and Balanced Assets Fund, as of the period ended April 30, 2009. Actual expenses may be different.
(9)	SAAMCo is voluntarily waiving fees and/or reimbursing expenses so that the total net expense ratio for Class A, Class B and Class C shares of each of the Growth and Income Fund and the Balanced Assets Fund does not exceed 1.80%, 2.45% and 2.45%, respectively. The voluntary fee waivers and/or expense reimbursements may be terminated at any time at the option of SAAMCo.
(10)	Class I shares are offered exclusively to participants in certain employee retirement plans and other programs.

17